ZANDARIA VENTURES INC.
                          535 Thurlow Street, Suite 600
                           Vancouver, British Columbia
                                 Canada, V6E 3C2


August 11, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: Zandaria Ventures Inc. - Registration Statement on Form SB-2 Amendment No. 6 - File No. 333-127389

Further to your letter dated May 16, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Summary, page 5

1. We note your disclosure of the amounts paid and payable to Richard Simpson. Please disclose the $1,000 payment agreed to in paragraph 1 of the mineral property amending agreement dated April 4, 2006 filed as Exhibit 10.2 to your registration statement and indicate whether that amount has been paid or remains payable. In this regard, please also update your risk factor entitled "If we are unable to make the $17,500 payment to complete the acquisition of the chip claims by April 5, 2006. we will lose our interest in the property and our business will fail."

         We have disclosed the $1,000 payment in the "Summary" section of our amended registration statement and have revised the noted risk factor as suggested.

Risk Factors, page 6

If we do not obtain additional financing..., page 6
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2.       We note you continue to disclose that you have sufficient funds to commence the phase one exploration. We note, however, that the disclosed estimated costs of the phase one exploration program exceed your cash position as of December 31, 2005. As such we reissue comment 23 from our letter dated March 24, 2006.

         We have disclosed that we will need additional capital in order to proceed with both the phase one and two exploration programs.

If we are unable to make the $17,500 payment ..., page 7
--------------------------------------------------------

3.       Please revise the due date of your $17,500  payment to Richard
         Smith as indicated in the caption of your risk factor to reconcile with your other disclosure.

         We have revised the due date to read April 5, 2007.

Selling Securityholders, page 9

4.       We note your  response to comment 1 in your letter  dated March
         24, 2006, however, you have not made the indicated revision in your prospectus. As such, we reissue prior comment 1.

         We have revised clause two in the "Selling Securityholders" section to indicate that the 4,000,000 shares were sold at $0.0025 per share.

Financial Statements

5.       Please  update the  financial  statements  as required by Item
         310(a) of Regulation S-B. As such, you should amend your filing to provide an audited balance sheet as of March 31, 2006 and corresponding audited statements of income, cash flows and changes in stockholders' equity for the fiscal year ended March 31, 2006, the period from February 23, 2005 (date of inception) through March 31, 2006 and cumulative statements for the period from February 23, 2005 (date of inception).through March 31, 2006.

         We have included financial statements for the fiscal year ended March 31, 2006 and the interim period ended June 30, 2006 with our amended registration period.

Exhibit 23.1 - Consent of Cinnamon Jang Willoughby & Company

6. We note your response to prior comment 6, however, it does not appear that your auditor has made the appropriate revisions to the consent. Therefore, we reissue our prior comment 6 in its entirety.

         We have provided an updated consent with our current filing.



Yours truly,

         /s/ Steven Cozine

         Zandaria Ventures Inc.
         Steven Cozine, President